Silver Standard Resources Inc.

Consolidated Interim Financial Statements
For the three and six months ended June 30, 2012
(unaudited)

Silver Standard Resources Inc.
Consolidated Interim Financial Statements for the three and six months ended June 30, 2012

       CONTENTS

Primary financial statements	Statement of Financial Position
Consolidated Interim Statement of Financial Position	Note 3 – Other assets
Consolidated Interim Statement of Income	Note 4 – Inventory
Consolidated Interim Statement of Comprehensive	Note 5 – Investment in associate
Income	Note 6 – Value added tax receivable
Consolidated Interim Statement of Changes in	Note 7 – Warrant liability
Shareholders’ Equity	Note 8 – Convertible notes
Consolidated Interim Statement of Cash Flows
Shareholders’ equity
Notes to the consolidated interim financial	Note 9 – Share-based compensation
statements
Note 1 – Nature of operations	Income Statement
Note 2 – Summary of significant accounting policies	Note 10 – Cost of sales
Note 11 – Other income (other expenses)

Additional disclosures
Note 12 – Operating segments
Note 13 – Supplemental cash flow information

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Silver Standard Resources Inc.
Consolidated Interim Statement of Financial Position
(expressed in thousands of United States dollars - unaudited)

		June 30	December 31
	Note	2012	2011
		$	$
Current assets
Cash and cash equivalents		351,780	329,055
Trade and other receivables	6	61,066	19,401
Other current assets	3	50,310	33,539
Inventory	4	120,432	94,681
		583,588	476,676
Non-current assets
Property, plant and equipment		554,338	544,111
Investment in associate	5	114,808	136,342
Deferred income tax assets		18,839	21,591
Value added tax receivable	6	41,379	89,160
Other non-current assets	3	9,568	8,222
Total assets		1,322,520	1,276,102

Current liabilities
Trade and other payables		59,856	48,022
Taxes payable		15,233	22,498
Warrant liability	7	-	7,067
Convertible notes	8	130,410	-
Derivative liability	8	187	-
		205,686	77,587
Non-current liabilities
Deferred income tax liabilities		48,412	41,331
Close down and restoration provision		47,499	46,653
Convertible notes	8	-	125,313
Derivative liability	8	-	1,242
Total liabilities		301,597	292,126

Shareholders' equity
Share capital		706,882	705,876
Other reserves		8,988	6,515
Retained earnings		305,053	271,585
Total shareholders' equity		1,020,923	983,976

Total liabilities and shareholders' equity		1,322,520	1,276,102

The accompanying notes are an integral part of the consolidated interim financial statements

Approved by the Board of Directors and authorized for issue on August 8, 2012

“John R. Brodie”	“John Smith”
John R. Brodie, FCA, Director	John Smith, Director

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Silver Standard Resources Inc.
Consolidated Interim Statement of Income
(expressed in thousands of United States dollars, except per share amounts - unaudited)

		Three Months Ended June 30		Six Months Ended June 30
	Note	2012	2011	2012	2011
		$	$	$	$

Revenue		42,412	47,271	80,818	107,324
Cost of sales	10	(35,654)	(31,433)	(67,815)	(63,627)
Income from mine operations		6,758	15,838	13,003	43,697

General and administrative expenses		(6,733)	(7,007)	(13,256)	(13,600)
Exploration and evaluation expenses		(2,323)	(2,635)	(3,169)	(3,461)
Operating income (loss)		(2,298)	6,196	(3,422)	26,636

Gain on partial disposal of associate	7	45,899	39,266	49,082	39,266
Interest earned and other finance income		375	711	584	1,540
Interest expense and other finance costs		(5,726)	(4,222)	(11,393)	(8,537)
Other income	11	7,516	10,647	13,124	5,587
Foreign exchange gain (loss)		(2,409)	(263)	(2,889)	2,078
Income before tax		43,357	52,335	45,086	66,570

Income tax expense		(8,813)	(6,570)	(11,618)	(10,860)

Net income and net income
attributable to shareholders		34,544	45,765	33,468	55,710

Weighted average shares outstanding (thousands)
Basic		80,747	80,290	80,741	80,057
Diluted		80,765	80,809	80,753	80,780

Earnings per share
Basic		$0.43 $	0.57	$0.41 $	0.70
Diluted		$0.43 $	0.57	$0.41 $	0.69

The accompanying notes are an integral part of the consolidated interim financial statements

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Silver Standard Resources Inc.
Consolidated Interim Statement of Comprehensive Income
(expressed in thousands of United States dollars - unaudited)

		Three Months Ended June 30		Six Months Ended June 30
	Note	2012	2011	2012	2011
		$	$	$	$

Net income for the period attributable to shareholders		34,544	45,765	33,468	55,710
Other comprehensive income:
Unrealized (loss) on marketable securities, net of tax		(6,221)	(7,932)	(54)	(8,224)
Share of other comprehensive income of associate	5	(3,309)	1,105	187	5,245
Cumulative translation adjustment		(15)	4,332	352	501
Other comprehensive income (loss)		(9,545)	(2,495)	485	(2,478)

Total comprehensive income		24,999	43,270	33,953	53,232

The accompanying notes are an integral part of the consolidated interim financial statements

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Silver Standard Resources Inc.
Consolidated Interim Statement of Changes in Shareholders’ Equity
(expressed in thousands of United States dollars - unaudited)

	Common Shares		Other	Retained earnings	Total	Non-	Total
	Shares	Amount	reserves	(accumulated	attributable to	controlling	equity
				deficit)	shareholders	Interest
	000's	$	$	$	$	$	$
Balance, January 1, 2011	79,665	676,651	63,257	191,455	931,363	496	931,859

Exercise of stock options	688	19,014	(5,574)	-	13,440	-	13,440
Share-based compensation	-	-	2,270	-	2,270	-	2,270
Total comprehensive income for the period	-	-	(2,478)	55,710	53,232	-	53,232
Balance, June 30, 2011	80,353	695,665	57,475	247,165	1,000,305	496	1,000,801

Balance, January 1, 2012	80,693	705,876	6,515	271,585	983,976	-	983,976
Exercise of stock options	54	1,006	(399)	-	607	-	607
Share-based compensation	-	-	2,387	-	2,387	-	2,387
Total comprehensive income for the period	-	-	485	33,468	33,953	-	33,953
Balance, June 30, 2012	80,747	706,882	8,988	305,053	1,020,922	-	1,020,922

The accompanying notes are an integral part of the consolidated interim financial statements

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Silver Standard Resources Inc.
Consolidated Interim Statement of Cash Flows
(expressed in thousands of United States dollars - unaudited)

		Three Months Ended June 30		Six Months Ended June 30
	Note	2012	2011	2012	2011
		$	$	$	$
Cash flows from operating activities
Net income for the period		34,544	45,765	33,468	55,710
Adjustments for:
Depletion, depreciation and amortization		7,909	5,440	16,716	11,294
Share-based payments		1,094	1,659	2,266	2,181
Close down and restoration provision		1,565	414	3,168	821
Loss (gain) on sale of mineral property and property, plant and equipment		-	284	(101)	823
Accretion expense on convertible notes		2,581	2,212	5,097	4,509
Accretion income on convertible debenture		-	(170)	-	(423)
Other income		(8,020)	(11,126)	(13,495)	(6,523)
Gain on partial disposal of associate		(45,899)	(39,266)	(49,082)	(39,266)
Deferred income tax expense (recovery)		1,631	(9,500)	9,419	(14,561)
Foreign exchange loss (gain)		289	(1,042)	2,007	(3,050)
Net changes in non-cash working capital items	13	15,944	12,310	(18,604)	17,224

Cash generated by (used in) operating activities		11,638	6,980	(9,141)	28,739

Cash flows from investing activities
Net proceeds from partial disposal of associate		66,838	112,873	71,040	112,873
Purchase of property, plant and equipment		(5,734)	(6,193)	(12,465)	(7,798)
Mineral property expenditures		(11,257)	(7,992)	(18,852)	(20,849)
Net value added tax receipts (payments)		8,447	(4,353)	3,002	(6,991)
Increase in restricted cash		(16,319)	-	(16,319)	-
Net proceeds from sale of mineral property		-	-	-	17,034
Proceeds from sale of asset-backed commercial paper		4,853	-	4,853	-

Cash generated by investing activities		46,828	94,335	31,259	94,269

Cash flows from financing activities
Proceeds from exercise of stock options		20	6,711	607	13,440

Cash generated by financing activities		20	6,711	607	13,440

Increase in cash and cash equivalents		58,486	108,026	22,725	136,448
Cash and cash equivalents, beginning of period		293,294	260,733	329,055	232,311
Cash and cash equivalents, end of period		351,780	368,759	351,780	368,759

The accompanying notes are an integral part of the consolidated interim financial statements

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Silver Standard Resources Inc.
Notes to Consolidated Interim Financial Statements
For the three and six months ended June 30, 2012
(tabular amounts expressed in thousands of United States dollars unless otherwise stated - unaudited)

1.	NATURE OF OPERATIONS

Silver Standard Resources Inc. (the “Company”) is a limited liability company incorporated under the laws of the Province of British Columbia, Canada and its shares are publicly listed on the Toronto Stock Exchange in Canada and the NASDAQ in the United States. The Company together with its subsidiaries (the “Group”) are principally engaged in the exploration, development and production of silver-dominant resource properties located in the Americas. The Company is the ultimate parent of the Group.

The Company’s address is Suite 1400, 999 West Hastings Street, Vancouver, British Columbia, V6C 2W2.

The Company’s strategic focus is to optimize the production of silver from its Pirquitas mine in Argentina, and to advance other principal development and exploration projects including Pitarrilla and San Agustin in Mexico, and San Luis in Peru. In addition to its principal projects, the Company holds a geologically-diverse portfolio of predominantly silver projects in various stages of exploration.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The principal accounting policies applied in the preparation of these consolidated interim financial statements are set out below.

a) Basis of preparation

These consolidated interim financial statements have been prepared in accordance with International Accounting Standard (“IAS”) 34, “Interim Financial Reporting” using accounting policies consistent with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and Interpretations issued by the International Financial Reporting Interpretations Committee (“IFRIC”). The accounting policies followed in these consolidated interim financial statements are the same as those applied in the Company’s most recent consolidated annual financial statements for the year ended December 31, 2011.

The policies applied in these consolidated interim financial statements are based on IFRS issued and outstanding as of August 8, 2012, the date the Board of Directors approved the statements.

The consolidated interim financial statements should be read in conjunction with the Company’s audited consolidated annual financial statements for the year ended December 31, 2011.

b) Significant accounting judgements and estimates

The preparation of financial statements in conformity with IFRS requires the use of judgements and/or estimates that affect the amounts reported and disclosed in the consolidated interim financial statements and related notes. There have been no significant changes to the Company’s significant accounting estimates from those disclosed in note 2 of the audited consolidated financial statements for the year ended December 31, 2011.

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Silver Standard Resources Inc.
Notes to Consolidated Interim Financial Statements
For the three and six months ended June 30, 2012
(tabular amounts expressed in thousands of United States dollars unless otherwise stated - unaudited)

3.	OTHER ASSETS

	June 30, 2012		December 31, 2011
	Non-current	Current	Non-current	Current
	$	$	$	$
Financial assets:
Restricted cash (1)	1,768	16,319	1,768	-
Marketable securities (2)	-	33,991	-	33,539
	1,768	50,310	1,768	33,539
Other assets:
Long-term inventory (note 4)	7,800	-	6,454	-
	9,568	50,310	8,222	33,539

(1)

The current restricted cash of $16,319,000 is the result of a mineral property sale during the prior year for which the Company was required to provide security to cover a tax liability due later this year.

(2)	As at June 30, 2012, the Company assessed for impairment all available for sale financial assets which had a market value below cost, and concluded that no impairment existed.

4.	INVENTORY

Inventory is comprised of the following:

	June 30,	December 31,
	2012	2011
	$	$
Current:
Finished goods	60,140	44,524
Stockpiled ore	42,926	36,414
Materials and supplies	17,366	13,743
	120,432	94,681
Non-current:
Stockpiled ore	7,800	6,454
	128,232	101,135

The Company holds low-grade stockpiled ore that may be processed at the end of the life of the mine. Inventory held at Net Realizable Value (“NRV”) at June 30, 2012 was $6,454,000 (December 31, 2011 - $6,454,000).

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Silver Standard Resources Inc.
Notes to Consolidated Interim Financial Statements
For the three and six months ended June 30, 2012
(tabular amounts expressed in thousands of United States dollars unless otherwise stated - unaudited)

5.	INVESTMENT IN ASSOCIATE

Investment in associate comprises 18,985,807 (December 31, 2011 – 24,633,333) common shares of Pretium Resources Inc. (“Pretium”), which constitutes an ownership interest of 20.27% (December 31, 2011 – 28.39%). Activity for the six months ended June 30, 2012 and for the year ended December 31, 2011 was as follows:

	June 30, 2012	December 31, 2011
	$	$
Carrying amount, beginning	136,342	226,271
Partial disposition (note 7)	(33,051)	(82,138)
Dilution gain (1, 2)	13,259	1,803
Share of net loss	(1,929)	(6,078)
Share of other comprehensive income (loss)	187	(3,516)
Carrying amount, ending	114,808	136,342

(1)

On February 17, 2012, Pretium completed a private placement of 1,250,000 flow-through common shares, in which the Company elected not to participate. This share issuance by Pretium resulted in a dilution of the Company’s interest by 1.42% and a dilution gain of $4,225,000 which was recognized in other income (note 11).

(2)

In addition, on May 9, 2012, Pretium completed a second private placement of 5,554,500 common shares, in which the Company elected not to participate. This share issuance by Pretium resulted in a dilution of the Company’s interest by 5.93% and a dilution gain of $9,034,000 which was recognized in other income (note 11).

6.	VALUE ADDED TAX RECEIVABLE

	June 30,	December 31,
	2012	2011
	$	$
Current	40,430	1,482
Non-current	41,379	89,160
	81,809	90,642

In countries where value added tax (“VAT”) has been paid but recoverability is uncertain, the VAT payments have either been deferred within mineral property costs, or expensed if related to general mineral exploration or operations. If the Company ultimately recovers the amounts that have been deferred, the amount received will be applied to reduce mineral property costs.

During the six months ended June 30, 2012, the Company reclassified VAT from non-current assets to trade and other receivables, owing to great certainty of expected recoveries within one year of the statement of financial position date.

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Silver Standard Resources Inc.
Notes to Consolidated Interim Financial Statements
For the three and six months ended June 30, 2012
(tabular amounts expressed in thousands of United States dollars unless otherwise stated - unaudited)

7.	WARRANT LIABILITY

As part of a secondary offering of Pretium shares in April 2011, the Company issued 5,750,000 Pretium common share purchase warrants (the “Pretium warrants”). Each Pretium warrant was exercisable at a price of C$12.50 until April 9, 2012. Upon issuance of the Pretium warrants, the Company recognized a liability of $7,500,000 in the statement of financial position. The liability was recorded at fair value through profit and loss (FVTPL).

During the three months ended June 30, 2012, 5,338,176 warrants were exercised for proceeds of C$66,727,000, resulting in a gain on disposal of the underlying investment of $45,899,000. For the six months ended June 30, 2012, an aggregate of 5,677,526 warrants were exercised for proceeds C$70,969,000, resulting in a gain on disposal of the underlying investment $49,082,000. A total of 72,474 warrants expired unexercised.

8.	CONVERTIBLE NOTES

In February 2008, the Company sold $138,000,000 in senior convertible unsecured notes (“Notes”) for net proceeds of $132,754,000 after payment of commissions and expenses related to the offering. The unsecured Notes mature on March 1, 2028 and bear an interest rate of 4.5% per annum, payable semi-annually. At initial recognition the value of the Notes was allocated between the debt and the derivative components. The fair value of the debt portion was $99,144,000 and the fair value of the derivative was $38,856,000 upon inception. The debt component continues to be accreted to its maturity value using the effective interest rate method.

The Notes are redeemable in part or in full at the option of the holder on March 1 at each of 2013, 2018, and 2023, or upon fundamental corporate changes. They are also redeemable by the Company in part or in full on and after March 5, 2013. The Company reclassified the Notes and the derivative from non-current liabilities to current liabilities during the six months ended June 30, 2012, due the holders’ right to exercise their option to redeem within one year of the statement of financial position date.

For the three and six months ended June 30, 2012, the Company recorded an unrealized gain on the derivative of $281,000 (2011 – $10,778,600) and $1,054,000 (2011 – $6,334,000), respectively.

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Silver Standard Resources Inc.
Notes to Consolidated Interim Financial Statements
For the three and six months ended June 30, 2012
(tabular amounts expressed in thousands of United States dollars unless otherwise stated - unaudited)

9.	SHARE-BASED COMPENSATION a) Stock options

During the six months ended June 30, 2012 and the year ended December 31, 2011, options issued were as follows:

		June 30		December 31
		2012		2011
	Number	Weighted	Number	Weighted
	of stock	average	of stock	average
	options	exercise	options	exercise
		price		price
		(C$/option)		(C$/option)

Outstanding, beginning of period	1,878,372	23.86	4,703,870	27.18
Granted	482,125	15.52	518,500	24.79
Exercised	(53,335)	(11.50)	(1,028,391)	(18.97)
Expired	(20,000)	(40.62)	(787,500)	(34.48)
Forfeited	(169,334)	(32.10)	(1,528,107)	(32.21)

Outstanding, end of period	2,117,828	21.45	1,878,372	23.86

Exercisable, end of period	843,749	25.24	927,961	25.76

For options granted during the six months ended June 30, 2012, the option valuations were based on an average expected option life of 4.2 years, a risk free interest rate of 1.3%, a dividend yield of nil and volatility of 58.3% .

During the six months ended June 30, 2012, 482,125 options were granted to officers, employees and other eligible persons at strike prices ranging from C$11.68 to C$17.47, with an average fair value of C$6.99.

b) Deferred Share Units (“DSUs”)

During the six months ended June 30, 2012 and the year ended December 31, 2011, the following DSUs were granted to non-executive directors:

		June 30,		December 31,
		2012		2011
	Number	Fair	Number	Fair
	of DSUs	value	of DSUs	value
		$		$
Outstanding, beginning of period	98,289	1,363	90,361	2,527
Granted	24,164	342	21,151	555
Redeemed	-	-	(13,223)	(342)
Fair value remeasurement	-	(327)	-	(1,377)
Outstanding, end of period	122,453	1,378	98,289	1,363

The DSUs vest immediately and are redeemable in cash on the date the non-executive director ceases to be a director of the Company.

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Silver Standard Resources Inc.
Notes to Consolidated Interim Financial Statements
For the three and six months ended June 30, 2012
(tabular amounts expressed in thousands of United States dollars unless otherwise stated - unaudited)

c) Restricted Share Units (“RSUs”)

During the six months ended June 30, 2012 and the year ended December 31, 2011, the following RSUs were granted to employees:

	June 30,	December 31,
	2012	2011
	Number	Number
	of RSUs	of RSUs

Outstanding, beginning of period	76,800	-
Granted	88,150	93,300
Settled	(19,423)	-
Forfeited	(3,334)	(16,500)
Outstanding, end of period	142,193	76,800

The RSUs granted in the six months ended June 30, 2012 had a fair value of $15.38 per unit. RSUs settled during the 6 months ended June 30, 2012 were settled at a fair value of $15.59 per unit. The RSUs vest over a three-year period and are cash-settled immediately upon vesting.

d) Performance Share Units (“PSUs”)

During the six months ended June 30, 2012 and the year ended December 31, 2011, the following PSUs were granted to senior executives:

	June 30,	December 31,
	2012	2011
	Number	Number
	of PSUs	of PSUs

Outstanding, beginning of period	109,700	-
Granted	110,058	141,800
Forfeited	-	(32,100)
Outstanding, end of period	219,758	109,700

The PSUs granted in the six months ended June 30, 2012 had a fair value of $14.64 per unit. The PSUs vest after a performance period of two to three years; the vesting of the award is based on the Company’s total shareholder return in comparison to its peer group and awards range from 0% to 200% of initial PSUs granted.

e) Share-based compensation

Total share-based compensation, including all equity and cash-settled arrangements, recorded for the six months ended June 30, 2012 was $3,054,000 (six months ended June 30, 2011 - $3,498,000) of which $196,000 (six months ended June 30, 2011 - $89,000) was capitalized to mineral property costs.

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Silver Standard Resources Inc.
Notes to Consolidated Interim Financial Statements
For the three and six months ended June 30, 2012
(tabular amounts expressed in thousands of United States dollars unless otherwise stated - unaudited)

10.	COST OF SALES

	Three months ended June 30		Six months ended June 30
	2012	2011	2012	2011
	$	$	$	$
Cost of inventory	23,786	20,602	43,278	43,149
Depletion, depreciation and amortization	8,149	5,235	16,715	11,029
Export duties (1)	3,719	5,596	7,822	9,449
	35,654	31,433	67,815	63,627

(1)

The Pirquitas mine has a fiscal stability agreement with the government of Argentina dating from 1998. In 2002, the government of Argentina implemented an export duty on concentrates that did not apply to companies with pre- existing fiscal stability agreements. In December 2007 the National Customs Authority of Argentina levied an export duty of approximately 10% on concentrates for projects with fiscal stability agreements predating 2002. The Company has been advised that the Pirquitas mine is subject to this export duty despite rights under the fiscal stability agreement from 1998. The legality of the export duty applied to silver concentrates has been challenged and is currently under review by the court in Argentina. In July 2010, the Company filed a claim in the provincial court for repayment of export duties paid on silver concentrates and for an order to cease payment of the export duty until the matter is decided by the court. An order was granted effective September 29, 2010 to cease payment of the export duty on silver concentrates pending the decision of the court. In April 2011, a government appeal against this order was denied, and the government has appealed this decision.

Up until the order to cease payment was granted in 2010, the Pirquitas mine had paid $6,646,000 in duties against which it has filed for recovery. In accordance with this order the Company has not been paying export duties on silver concentrates, but continues to accrue duties in full until the outcome of the claim is known with certainty. For the six months ended June 30, 2012, duties on silver concentrates of $7,153,000 (six months ended June 30, 2011 - $9,449,000) have been included in cost of sales, and as of June 30, 2012, the accrual totalled $20,175,000 (December 31, 2011 - $13,101,000). If this export duty is successfully overturned, the benefit will be recognized in the consolidated statement of income for the full amount of paid and unpaid duty in the period that recovery becomes virtually certain.

11.	OTHER INCOME

	Three months ended June 30		Six months ended June 30
	2012	2011	2012	2011
	$	$	$	$
Gain on sale of other invesments	375	-	4,853	-
Gain on dilution of associate	9,034	-	13,259	-
Share of net loss of associate	(690)	(1,705)	(1,929)	(3,992)
Unrealized gain (loss) on financial instruments at FVTPL(1)	(692)	12,831	(2,688)	8,115
Reversal of impairment of convertible debenture	-	-	-	2,400
Dividend income	356	-	356	-
Miscellaneous expense	(867)	(479)	(727)	(936)
	7,516	10,647	13,124	5,587

(1)	Financial instruments held at FVTPL include the warrant liability (note 7) and the share purchase option embedded in the convertible notes (note 8).

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Silver Standard Resources Inc.
Notes to Consolidated Interim Financial Statements
For the three and six months ended June 30, 2012
(tabular amounts expressed in thousands of United States dollars unless otherwise stated - unaudited)

12.	OPERATING SEGMENTS

The Company has identified its operating segments based on the information used by the President and Chief Executive Officer (who is considered to be the chief operating decision maker (“CODM”)) to manage the business. The Company primarily manages its business by looking at individual extractive projects and typically segregates them between production, development and exploration. For reporting purposes all exploration and development projects have been aggregated into a single reportable segment ‘exploration and development’ because they all have similar characteristics and none exceed the quantitative thresholds for individual disclosure. The only production property, Pirquitas, is considered a single operating segment which derives its revenues from the sale of silver and zinc concentrates. The corporate division only earns income that is considered incidental to the activities of the Company and therefore does not meet the definition of an operating segment.

The following reporting segments have been identified:

  Pirquitas mine
  Exploration and development properties

The following is a summary of the carrying amounts of income or loss, and segment assets and liabilities by operating segment:

	Pirquitas Mine	Exploration and	Other	Total
		Development	reconciling
Three months ended June 30, 2012		Properties	items (1, 2)
	$	$	$	$
Revenue from external customers	42,412	-	-	42,412
Cost of inventory and export duties	(27,505)	-	-	(27,505)
Depletion, depreciation and amortization	(8,149)	-	-	(8,149)
Cost of sales	(35,654)	-	-	(35,654)

Income from mine operations	6,758	-	-	6,758

Operating income (loss)	4,621	(197)	(6,722)	(2,298)
Income (loss) before tax	(409)	33	43,733	43,357

Interest earned and other finance income	-	-	375	375
Interest expense and other finance costs	(1,521)	(18)	(4,187)	(5,726)
Income tax expense	(2,296)	(1,887)	(4,630)	(8,813)

As at June 30, 2012
Total assets	598,580	270,325	453,615	1,322,520
Non-current assets	399,299	224,033	115,600	738,932
Total liabilities	(89,225)	(20,858)	(191,514)	(301,597)

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Silver Standard Resources Inc.
Notes to Consolidated Interim Financial Statements
For the three and six months ended June 30, 2012
(tabular amounts expressed in thousands of United States dollars unless otherwise stated - unaudited)

12.	OPERATING SEGMENTS (Cont’d)

	Pirquitas Mine	Exploration and	Other	Total
		Development	reconciling
Three months ended June 30, 2011		Properties	items (1, 2)
	$	$	$	$
Revenue from external customers	47,271	-	-	47,271
Cost of inventory and export duties	(26,198)	-	-	(26,198)
Depletion, depreciation and amortization	(5,235)	-	-	(5,235)
Cost of sales	(31,433)	-	-	(31,433)

Income from mine operations	15,838	-	-	15,838

Operating income (loss)	13,567	(325)	(7,046)	6,196
Income (loss) before tax	11,401	(361)	41,295	52,335

Interest earned and other finance income	-	-	711	711
Interest expense and other finance costs	(365)	(58)	(3,799)	(4,222)
Income tax recovery (expense)	(3,121)	93	(3,542)	(6,570)

As at December 31, 2011
Total assets	568,212	232,038	475,852	1,276,102
Non-current assets	459,789	202,752	136,885	799,426
Total liabilities	(94,395)	(22,355)	(175,376)	(292,126)

	Pirquitas Mine	Exploration and	Other	Total
		Development	reconciling
Six months ended June 30, 2012		Properties	items (1, 2)
	$	$	$	$
Revenue from external customers	80,818	-	-	80,818
Cost of inventory and export duties	(51,100)	-	-	(51,100)
Depletion, depreciation and amortization	(16,715)	-	-	(16,715)
Cost of sales	(67,815)	-	-	(67,815)

Income from mine operations	13,003	-	-	13,003

Operating income (loss)	10,353	(544)	(13,231)	(3,422)
Income (loss) before tax	2,986	(618)	42,718	45,086

Interest earned and other finance income	-	-	584	584
Interest expense and other finance costs	(3,045)	(37)	(8,311)	(11,393)
Income tax recovery (expense)	(8,445)	(111)	(3,062)	(11,618)

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Silver Standard Resources Inc.
Notes to Consolidated Interim Financial Statements
For the three and six months ended June 30, 2012
(tabular amounts expressed in thousands of United States dollars unless otherwise stated - unaudited)

	Pirquitas Mine	Exploration and	Other	Total
		Development	reconciling
Six months ended June 30, 2011		Properties	items (1, 2)
	$	$	$	$
Revenue from external customers	107,324	-	-	107,324
Cost of inventory and export duties	(52,598)	-	-	(52,598)
Depletion, depreciation and amortization	(11,029)	-	-	(11,029)
Cost of sales	(63,627)	-	-	(63,627)

Income from mine operations	43,697	-	-	43,697

Operating income (loss)	40,942	(579)	(13,727)	26,636
Income (loss) before tax	37,142	(639)	30,067	66,570

Interest earned and other finance income	-	-	1,540	1,540
Interest expense and other finance costs	(755)	(58)	(7,724)	(8,537)
Income tax recovery (expense)	(9,294)	245	(1,811)	(10,860)

(1)	Other reconciling items refer to items that are not reported as part of segment performance as they are managed on a group basis.
(2)	Includes the equity-accounted investment in Pretium.

Segment revenue by product

	Six months ended June 30
	2012	2011
	%	%
Silver	97	95
Zinc	3	5

Non-current assets by location

	June 30, 2012	December 31, 2011
	$	$
Canada	116,926	138,205
Argentina	422,028	481,654
Mexico	124,187	108,674
Peru	55,010	50,950
United States	11,273	10,942
Chile	9,508	9,001
Total	738,932	799,426

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Silver Standard Resources Inc.
Notes to Consolidated Interim Financial Statements
For the three and six months ended June 30, 2012
(tabular amounts expressed in thousands of United States dollars unless otherwise stated - unaudited)

13.	SUPPLEMENTAL CASH FLOW INFORMATION Net changes in non-cash working capital items

	Three months ended June 30		Six months ended June 30
	2012	2011	2012	2011
	$	$	$	$
Trade and other receivables	14,744	(1,522)	(1,251)	(705)
Inventory	(9,590)	(6,627)	(20,954)	(15,971)
Trade and other payables	7,619	13,897	10,596	17,648
Taxes payable	3,171	6,562	(6,995)	16,252
	15,944	12,310	(18,604)	17,224

Cash payments for interest and taxes

	Three months ended June 30		Six months ended June 30
	2012	2011	2012	2011
	$	$	$	$
Interest paid	-	-	3,105	3,105
Taxes paid	3,828	12,370	9,006	12,685
	3,828	12,370	12,111	15,790

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